CONFIDENTIAL

April 13, 2012

Delivered via E-mail & filed on EDGAR2

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Intermountain Community Bancorp

Registration Statement on Form S-1

Filed March 13, 2012

File No. 333-180071

Dear Mr. Clampitt:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain” or “Company”) response to the comments, questions and requests raised in the comment letter of March 29, 2012 related to the above-referenced filing. We have provided the requested information and proposed disclosures specified in your letter. For ease of reference, we have repeated your questions with our responses.

General

1.	Comment: Please revise your cover page and prospectus to ensure that your disclosure is as thorough as it is in your preliminary proxy statement. Additionally, please revise to incorporate any of our comments on the proxy statement to the extent applicable.

Response: In response to the Staff’s comments, we have carefully considered the disclosure in our preliminary proxy statement, as well as the Staff’s comments to the proxy statement, and have added or amended disclosure in the prospectus to the extent applicable, including the following disclosure on the background of the 2012 Capital Raise, which has been included on page 11 of the prospectus under “Recent Developments”.

Investment Transactions

The Original Securities Purchase Agreements

As described in our Current Report on Form 8-K filed with the SEC on April 7, 2011, on April 6, 2011 we entered into securities purchase agreements (the “Original Purchase Agreements”) with Castle Creek Capital Partners IV, L.P. (“Castle Creek”), affiliates of Stadium Capital Management, LLC (“Stadium” and, collectively with Castle Creek, the “Lead Investors”), and 14 other investors (collectively with the Lead Investors, the “Original Investors”), pursuant to which the Original Investors agreed to invest in private placements an aggregate of $70 million in us for 70 million newly issued shares of Common Stock at a purchase price of $1.00 per share and, with respect to Castle Creek, a three-year warrant to purchase an additional 1,000,000 shares of Common Stock at $1.25 per share. We negotiated the Original Purchase Agreements between the Original Investors and the Company with the assistance of Sandler O’Neill + Partners, L.P., the Company’s placement agent.

The closing of the transactions was subject to certain customary conditions including required bank regulatory approvals and confirmations. Under the Change in Bank Control Act (“CBCA”) and the regulations, guidelines and policies of the Board of Governors of the Federal Reserve, investors seeking to acquire 10% or more of the voting securities of a bank holding company must file notices with and receive non-objections from the Federal Reserve, and make certain publications. Since each of the Lead Investors agreed to purchase in excess of 10% of the Common Stock on a pro forma basis under their respective Original Purchase Agreements, under the CBCA each was required to file a CBCA notice with the Federal Reserve and make such publications. Certain other Original Investors were required to submit information to the Federal Reserve in connection with the Federal Reserve’s review of the Lead Investors’ respective CBCA notices, since those other investors planned to acquire 5% or more of our voting securities. In addition, the Company and the Lead Investors were required to make filings with and receive approvals from Idaho bank regulatory authorities and, with respect to proposed new members of the Company’s and the Bank’s respective boards of directors, the Federal Reserve and the FDIC, respectively, and the State of Idaho. The Company and each appropriate Original Investor made all necessary notices and filings with applicable bank regulators; however, the Federal Reserve did not complete its review of the CBCA notices by August 31, 2011. The Original Purchase Agreements provided that if the private placements did not close by August 31, 2011, each Original Investor could terminate its agreement in its discretion. On September 19, 2011, two of the Original Investors, who each would have purchased Common Stock representing approximately 9% of the Common Stock after giving effect to the private placements, separately notified us that they were terminating their respective Original Purchase Agreements. None of the Original Investors who terminated their respective Original Purchase Agreements was a Lead Investor.

It was also a condition to each Original Investor’s obligation to close the transactions that the full $70 million in capital be raised under the Original Purchase Agreements. As a result of the terminations of the two approximately 9% investors and the subsequent terminations of other smaller investors, although the Original Purchase Agreements with other Original Investors did not automatically terminate, the transactions had to be re-structured in order for a closing to occur, since $70 million in capital could no longer be raised.

The Amended Securities Purchase Agreements

We worked with Sandler O’Neill and each of the Lead Investors, the other remaining Original Investors and potential additional investors to restructure the planned capital raise. In light of adverse market conditions and the loss of certain investors from the original investor group, the Company and Sandler O’Neill were not able to replace all of the Original Investors who had terminated their agreements and thereby complete a full $70 million capital raise. The Company determined that it could satisfy the capital requirements of its regulators and its own internal capital needs as a result of improved Company conditions, with a smaller capital raise, so the Company and Sandler O’Neill focused on completing a smaller capital raise with the interested investors. To maximize the aggregate amount invested in the capital raise, each of the Lead Investors agreed to acquire up to 33.3% total equity in us by making a portion of their investments in non-voting stock, as permitted by the Federal Reserve policy statement on private equity investments in bank holding companies. Castle Creek and Stadium determined to acquire securities representing 9.9% and 14.9%, respectively, of the voting Common Stock, and the remainder of their 33.3% total equity investment in the form of Series B Preferred Stock which will automatically convert into Non-Voting Common Stock at a conversion price of $1.00 per share upon shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to authorize such Non-Voting Common Stock, and warrants for each of Castle Creek and Stadium exercisable for 850,000 shares of Non-Voting Common Stock at $1.00 per share (or, in the event the Warrants are exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price).

On January 19, 2012, the Federal Reserve and the applicable Idaho regulators took the steps necessary to allow the restructured capital raise to close. Effective as of January 20, 2012, we entered into securities purchase agreements with respect to the restructured capital raise (the “Purchase Agreements”). On January 23, 2012, the re-structured capital raise closed, resulting in aggregate gross proceeds to the Company of approximately $47.3 million and aggregate net proceeds of approximately $42.2 million after paying transaction costs and expenses. Of the approximately $5.1 million in expenses, we paid approximately $2.4 million as a placement agent fee to Sandler O’Neill, approximately $1.8 million for Company and investor legal fees and expenses, approximately $84 thousand for the fees and expenses of BDO USA, the Company’s outside audit firm, approximately $661 thousand in investor due diligence costs and approximately $52 thousand in registration and printing costs. Graham & Dunn PC, the Company’s counsel, and BDO USA have each received fees from the Company during the last three years in their roles as outside counsel and auditors, respectively.

Questions and Answers Relating to the Rights Offering, page 1

2.	Comment: Please add disclosure regarding the private investors’ ability and obligation to buy voting common shares. For example, please explain whether such investors will still be required to buy shares if you sell the maximum amount of voting shares, and how they will do so.

Response & Proposed Disclosure: The Private Investors who have, pursuant to their individual Purchase Agreements, made backstop commitments (the “Backstop Investors”), have committed to purchase in a private placement, a number of shares equal to the number of shares that have not been issued pursuant to the exercise of Rights in the Rights Offering. If the offering is fully subscribed by Legacy Shareholders, the Backstop Investors will have no right under the Purchase Agreements to purchase any shares of the Company’s Common Stock (the “Voting Common Stock”) or Non-Voting Common Stock, as the Purchase Agreements provide that a maximum of $8.7 million may be raised pursuant to the Rights Offering and such backstop commitments. In response to the Staff’s comments, the following disclosure has been added to page 7 under the question heading “How do the backstop commitments work?”, as well as to page 17 of the Prospectus Summary – “Backstop Commitments in the Purchase Agreements”:

If the Rights Offering is fully subscribed by Legacy Shareholders, the Backstop Investors will not have the right to acquire any additional shares pursuant to their backstop commitments because the Purchase Agreements provide that a maximum of $8.7 million may be raised pursuant to the Rights Offering and the backstop commitments.

3.	Comment: Please expand your disclosure to explain the reverse stock split, and discuss the impact that the split will have on the subscription rights to buy shares of common stock after the split.

Response & Proposed Disclosure: The Company has determined that it will not effect the reverse stock split prior to the closing of the Rights Offering. In response to the Staff’s comments, a new question heading and disclosure has been added on page 4 as follows:

How will the Company’s proposed reverse stock split affect my subscription rights in the Rights Offering?

Our board of directors has approved, and has submitted to our shareholders for approval, an amendment to our Articles to effect a reverse stock split of our Common Stock (including Non-Voting Common Stock, if authorized by shareholders) by a ratio of not less than one-for-five and not more than one-for-ten at any time prior to May 31, 2013, with the exact ratio to be set at a whole number within this range as determined by our board of directors in its sole discretion. The number of shares of Common Stock issued and outstanding will therefore be reduced, depending upon the reverse stock split ratio determined by the board of directors. To avoid shareholders owning fractional shares, shareholders of record who would otherwise hold fractional shares as a result of the reverse stock split will be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. This will have a minimal impact on the pro forma ownership percentages of shareholders after giving effect to the reverse split.

The primary intent of the proposed reverse stock split is to increase the market price of our Common Stock to enhance our ability to meet the initial listing requirements of the NASDAQ Capital Market and make our Common Stock more attractive to a broader range of investors.

The Company has determined that even if shareholders approve this amendment, it will not implement the reverse stock split prior to the closing of the Rights Offering and, if applicable, the private placements of securities pursuant to the backstop commitments, and therefore the proposed reverse stock split will have no impact on your subscription rights or your ability to buy shares in the Rights Offering.

4.	Comment: Please disclose whether the offering will result in a change of control of the company, and please disclose the percentage of shares that will be held by the private investors assuming full conversion of the securities and exercise of the warrants to voting common. In addition, disclose the impact on book value per share to existing holders resulting from the stock purchase agreement as well as from this offering.

Response & Proposed Disclosure: The Rights Offering will not result in a change of control of the Company under commonly accepted definitions of “change of control”.

The Private Investors will not own shares of Voting Common Stock that have been converted from shares of Non-Voting Common Stock (including Non-Voting Common Stock acquired upon exercise of the warrants), because such conversion may only take place pursuant to certain transfers made in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System. More specifically, such conversion would have to be simultaneous with or following (i) a transfer that is part of a widely distributed public offering of Common Stock, (ii) a transfer that is part of a private placement of Common Stock in which no one party acquires the rights to purchase in excess of 2% of the Common Stock then outstanding, (iii) a transfer of Common Stock to an underwriter for the purpose of conducting a widely distributed public offering, (iv) a widely distributed public offering, a transfer of Common Stock not requiring registration under the Securities Act of 1933, as amended, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the Voting Common Stock then outstanding or (v) a transfer to a person that would control more than 50% of the “voting securities” of the Company as defined by the Board of Governors of the Federal Reserve System without giving effect to such transfer (collectively, the “Conversion Conditions”). If the Company ceases to be a bank holding company or ceases to control any depository institution it had acquired, then the Conversion Conditions will lapse and any holder of Non-Voting Common Stock may convert such shares of Non-Voting Common Stock into Common Stock without limitation as described herein. As a result, the Private Investors will not retain ownership of shares of Voting Common Stock that were converted from Non-Voting Common Stock.

In response to the Staff’s comments, the following new question heading and disclosure has been added to page 9:

Will the Rights Offering result in a change of control of the Company?

No. The Rights Offering will not result in a change of control of the Company under commonly accepted definitions of “change of control.”

In response to the Staff’s comments, the following disclosure has been added to page 8 under the heading “What effects will the Rights Offering have on our outstanding shares of Common Stock?”

Due to conversion triggers of the Non-Voting Common Stock, the holders of Non-Voting Common Stock will not retain ownership of any of the voting Common Stock into which such Non-Voting Common Stock has been converted because the conversion occurs only in connection with specified transfers of the stock. See “Description of Capital Stock – Conversion into Common Stock.”

The disclosure on page 51 under the heading “Description of Capital Stock – Conversion into Common Stock” has also been amended as follows:

Any holder of Non-Voting Common Stock may convert any number of shares of Non-Voting Common Stock into an equal number of shares of voting Common Stock, but only if such conversion is simultaneous with or following:

•	a transfer that is part of a widely distributed public offering of voting Common Stock;

•	a transfer that is part of a private placement of voting Common Stock in which no one party acquires the rights to purchase in excess of 2% of the voting Common Stock then outstanding;

•	a transfer of voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering,

•

following a widely distributed public offering, a transfer of voting Common Stock not requiring registration under the Securities Act of 1933, as amended, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the voting Common Stock then outstanding; or

•

a transfer to a person that would control more than 50% of the “voting securities” of the Company as defined by the Board of Governors of the Federal Reserve System without giving effect to such transfer (collectively, the “Conversion Conditions”).

Due to these Conversion Conditions, the holders of Non-Voting Common Stock will not retain ownership of any of the voting Common Stock into which such Non-Voting Common Stock has been converted. If the Company ceases to be a bank holding company or ceases to control any depository institution it had acquired, then the conversion conditions noted above will lapse and any holder of Non-Voting Common Stock may convert such shares of Non-Voting Common Stock into voting Common Stock without limitation.

In response to the Staff’s comments regarding the impact on book value per share to existing holders resulting from the Purchase Agreements, as well as from the Rights Offering, the following disclosure has been added to page 13:

As a result of the recent capital raise, assuming the conversion of the Series B Preferred Stock into Non-Voting Common Stock and the acquisition by Castle Creek and Stadium of an aggregate of 1,700,000 shares of Non-Voting Common Stock upon exercise of warrants issued to them, (i) the investors in the 2012 Capital Raise the “Investors” who were not legacy shareholders acquired securities representing approximately 51.9% of the outstanding Common Stock and 76.3% of the outstanding Common Stock and Non-Voting Common Stock taken as a whole; and (ii) the pro forma book value per share of Common Stock and Non-Voting Common Stock at December 31, 2011 declined to $1.38 from $4.22 per share of Common Stock at December 31, 2011. Applying the same assumptions as above, and further assuming the Rights Offering is fully subscribed by legacy shareholders, (i) the investors in the 2012 Capital Raise who were not legacy shareholders acquired securities representing approximately 36.6% of the outstanding Common Stock and 66.3% of the outstanding Common Stock and Non-Voting Common Stock taken as a whole; and (ii) the pro forma book value per share of Common Stock and Non-Voting Common Stock at December 31, 2011 declined to $1.33 from $4.22 per share of Common Stock at December 31, 2011.

How do the backstop commitments work?, page 6

5.	Comment: Revise this disclosure to use a chart listing the backstop purchasers, their ownership interests resulting from the purchase agreement in both share number and percentage of the company on a fully converted basis, their purchase limits under the agreement, and the amounts they are committed to purchase as a backstop as a result of the aforementioned limitations. In addition, if there are less shares available than their commitments, state how you will determine who will purchase the remaining shares.

Response & Proposed Disclosure: If there are less shares available than the Backstop Investors have committed to purchase, the remaining shares will be allocated to the Backstop Investors in the private placement on a pro rata basis according to the number of shares held relative to the number held by all Backstop Investors. In response to the Staff’s comments, the following question heading and information table has been included on page 8 of the Prospectus:

How many shares have the Backstop Investors committed to backstop?

The Backstop Investors, their ownership interests and limitations pursuant to the Purchase Agreement, and the maximum number of shares of Common Stock that they may purchase pursuant to their backstop commitment are described in the table below.

Backstop Investor	Voting Securities Ownership Limitations under Purchase Agreement	Equity Ownership Limitations under Purchase Agreement	Voting Securities Ownership under Purchase Agreement (Common Stock)		Non-voting Securities Ownership under Purchase Agreement (Non-Voting on an as- Converted Basis)	Warrants for Non-Voting Common Stock	Equity Ownership Pursuant to Purchase Agreement(1)	Maximum number Common Stock that may be Purchased in Backstop Private Placement	Maximum number Non-Voting Common Stock that may be Purchased in Backstop Private Placement
Castle Creek Capital Partners IV, L.P.	9.9%	33.3%	2,055,260 (9.9%	)	15,944,740	850,000	33.3%	383,074	2,498,453
Affiliates of Stadium Capital Management LLC	14.9%	33.3%	3,093,269 (14.9%	)	14,906,731	850,000	33.3%	576,545	2,304,981
Covenant Investors	9.9%	24.9%	1,660,815 (8.0%	)	469,185	—	3.8%	309,555	27,127
MFC Global Investment Management	4.9%	24.9%	1,020,000 (4.9%	)	—	—	1.9%	186,852	—

(1)	Includes total number of shares of Common Stock, Series B Preferred Stock and warrants for Non-Voting Common Stock, purchased pursuant to the respective Purchase Agreements, on an as-converted basis and assumes that the warrants have been exercised.

Because of the ownership limitations applicable to the Backstop Investors under Federal Reserve policy and guidance, the Backstop Investors are permitted to purchase a maximum of 6,286,588 shares of Common Stock and Non-Voting Common Stock (or an economically equivalent number of shares of Series B Preferred Stock) in the aggregate on a pre-reverse split basis pursuant to their backstop commitments, provided that at least 2,413,412 shares of Common Stock are sold to our Legacy Shareholders on a pre-reverse split basis upon the exercise of subscription rights distributed in the Rights Offering. If fewer than 2,413,412 shares are sold to Legacy Shareholders in the Rights Offering, the Backstop Investors would be required to acquire fewer shares due to such Federal Reserve ownership limitations. In other words, in order to increase the total number of shares of Common Stock and Non-Voting Common Stock outstanding enough to allow the Backstop Investors to fully backstop the Rights Offering while still remaining below regulatory ownership limitations, Legacy Shareholders would need to purchase at least 2,413,412 shares of Common Stock in the Rights Offering. If the Rights Offering is fully subscribed by Legacy Shareholders, the Backstop Investors will not have the right to acquire any additional shares pursuant to their backstop commitments.

Why are there backstop purchasers?, page 7

6.	Comment: We note your disclosure that there appears to be a minimum amount of shares that will need to be sold in the offering. Please revise your cover page to reflect this minimum.

Response: There is no minimum number of shares that need to be sold in the Rights Offering. If the Rights Offering is not fully subscribed, then in order for the full $8.7 million to be raised, due to the ownership limitations on the Backstop Investors, a minimum of 2,413,412 shares would need to be sold to Legacy Shareholders pursuant to the exercise of Rights. The cover of the preliminary prospectus currently states: “There is no minimum subscription amount required for the consummation of the Rights Offering.” In response to the Staff’s comments, the following disclosure has been added to the cover page of the prospectus:

There is no minimum subscription amount required for the consummation of the Rights Offering. If, however, the Rights Offering is not fully subscribed by Legacy Shareholders (as defined herein), then in order for the full amount of gross proceeds to be raised, while ensuring that the Backstop Investors (as defined herein) remain below applicable regulatory ownership limitations, a minimum of 2,413,412 shares would need to be sold to Legacy Shareholders pursuant to the exercise of Rights.

The following disclosure has been added to page 8 of the prospectus, under the question heading: “Why are there backstop purchasers?”:

We obtained the backstop commitments to maximize the possibility that 8,700,000 shares are either sold in the Rights Offering or purchased subsequent to the offering, in a private placement, at the same purchase price at which the Rights were exercisable. Through this arrangement, there is a greater likelihood that we will raise gross proceeds of $8.7 million through the Rights Offering and the backstop commitments. There is no minimum subscription amount required for the consummation of the Rights Offering. However, due to the ownership limitations applicable to the Backstop Investors under Federal Reserve policy and guidance, the Backstop Investors are permitted to purchase a maximum of 6,286,588 shares of Common Stock and Non-Voting Common Stock (or an equivalent number of shares of Series B Preferred Stock) in the aggregate on a pre-reverse split basis pursuant to their backstop commitments, provided that at least 2,413,412 shares of Common Stock are sold to our Legacy Shareholders on a pre-reverse split basis upon the exercise of subscription rights distributed in the Rights Offering. If the Rights Offering is not fully subscribed by Legacy Shareholders, then in order for the full amount of gross proceeds to be raised, while ensuring that the Backstop Investors remain below regulatory ownership limitations, a minimum of 2,413,412 shares would need to be sold to Legacy Shareholders pursuant to the exercise of Rights.

Exhibit 5.1

7.	Comment: Revise the assumptions in the third paragraph to carve out the issuer. It is not appropriate for counsel to assume any facts that are readily ascertainable from their client.

Response & Proposed Disclosure: In response to the Staff’s comment, a portion of the third paragraph of the legal opinion has been amended as follows:

Other than obtaining confirmation from officers of the Company as to the accuracy, existence or non-existence of certain facts relating to the Company, we have made no independent investigation or other attempt to verify the accuracy of any of such information or to determine the existence or non-existence of any other factual matters.

8.	Comment: Please delete the assumptions in the fourth paragraph of the legal opinion. It is not appropriate for counsel to assume any of the material facts underlying the opinion, including necessary corporate actions.

Response: In response to the Staff’s comments, the fourth paragraph of the legal opinion has been deleted in its entirety.

9.	Comment: We note that you are not rendering any opinion with respect to Idaho law, which is the state in which the Company is incorporated. For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise.

Response & Proposed Disclosure: The majority of the attorneys at Graham and Dunn are licensed to practice in the State of Washington; however, several are licensed to practice in the State of Idaho. The legal opinion will be amended to reflect that we have reviewed applicable provisions of the Idaho General Corporation Law as we have deemed appropriate in connection with the opinions expressed therein.

In response to the Staff’s comments, the penultimate paragraph of the legal opinion has been amended as follows:

Attorneys at our Firm are admitted to the practice of law in the State of Washington. Several of our attorneys are also licensed to practice in the State of Idaho. We have reviewed applicable provisions of the Idaho General Corporation Law, as well as reported judicial decisions interpreting such provisions, as we have deemed appropriate in connection with the opinions expressed herein. This opinion letter is limited to the laws of the States of Washington and Idaho, as well as the federal laws of the United States and we express no opinion as to the laws of any other jurisdictions. This opinion is limited to the facts bearing on this opinion as they exist on the date of this letter. We assume no obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion. No opinion may be implied or inferred beyond the opinions expressly stated in the paragraph immediately above.

10.	Comment: We note that counsel “disclaims” any obligation to review or supplement the opinion. Please revise to state instead that counsel “assumes no obligation” to review or supplement the opinion.

Response & Proposed Disclosure: In response to the Staff’s comment, the words “disclaim any” in the penultimate paragraph of the legal opinion have been replaced with the words “assume no”:

In addition to the responses noted above, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your inquiries and comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact our counsel Stephen M. Klein of Graham and Dunn P.C. at 206-340-9648 or me at 509-363-2635.

Sincerely,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

Intermountain Community Bancorp

cc:	Curt Hecker, Chief Executive Officer